UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer


2024_2028+
Strategic Plan
New
MOVE
MENtS
PETROBRAS 70 years

Disclaimer

This presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections, estimates or targets and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to the change in government and potential change in management of the Company as a result, general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas resources and reserves including recently discovered oil and gas resources and reserves, risks related to our Strategic Plan and our ability to implement our current Strategic Plan or potential changes that a new government and/or new management may make to our Strategic Plan, international and Brazilian political, economic and social developments, including results of the recent Brazilian elections, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2023 onwards are projections, estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

CAUTIONARY STATEMENT

We present certain data in this presentation, such as oil and gas resources and reserves, that are not prepared in accordance with the United States Securities and Exchange Commission (SEC) guidelines under Subpart 1200 to Regulation S-K, and are not disclosed in documents filed with the SEC, because such resources and reserves do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Recent accomplishments


PETROBRAS 70 years

Recent accomplishments

NEW STRATEGIC DRIVERS

Total attention to people while being the best diversified and integrated energy company in value generation, combining the focus on oil and gas with low-carbon businesses.

STRENGTHENING GOVERNANCE

Creation of management structures for disciplinary accountability and monitoring of integrity systems with an area dedicated to investigating violence reports at work.

NEW SHAREHOLDERS REMUNERATION POLICY

Promoting predictability for shareholders remuneration while preserving Petrobras' financial sustainability.

DELIVERING SHAREHOLDERS VALUE

Total shareholder return of 75% in 9M23*.

NEW COMMERCIAL STRATEGY

Practicing competitive prices per sales cluster, in balance with domestic and overseas markets, taking into account the best alternative for customers and the profitability of Petrobras' assets.

PRODUCTION RECORDS

- FPSO Almirante Barroso reaches production capacity in less than 5 months
- Monthly record of operated production in September: 4.1 Mmboed.
- 96% refining utilization factor in 3Q23, maintaining light and middle distillates yields.
- Record production and sales of S10 Diesel.

ORGANIZATIONAL ADJUSTMENT

Creation of the Energy Transition and Sustainability Executive Directorship and adjustments to prepare the Company for a just energy transition.

** Source: Bloomberg*

Recent accomplishments

1st PURCHASE OF CARBON CREDITS
Acquisition of 175,000 carbon credits from the Envira Amazonia Project. (1 carbon credit = 1 ton of CO_2).

SIGNING OF STRATEGIC PARTNERSHIPS
Agreements with benchmark companies to strengthen our positioning in low-carbon projects.

EQUATORIAL MARGIN ENVIRONMENTAL LICENSE
Ibama has licensed the drilling of two exploratory wells in deep waters of the Potiguar Basin.

100% RENEWABLE FEEDSTOCK PROCESSING
A historic milestone: for the first time we processed 100% soybean oil in a refining facility (Riograndense refinery*).

** Petrobras partnership with 33% stake*


PETROBRAS
FÁBIA A+

Our choices and value proposition



PETROBRAS 70 years

151 of the 198 countries in the world have made net zero commitments


Emissions
88%
Population
89%
GDP
92%



Source: Net Zero Tracker - data from Nov/23
Commitments made or proposed

We expect lower demand in the transportation segment and an increase in petrochemical demand

Note: Petrobras' models, using Wood Mackenzie, IHS and IEA data as a reference.
Reference scenario projection used to elaborate the Plan. Petrobras also considers alternative scenarios, with different energy transition paces



MMbpd
2021
2050
Light vehicles
28
15
Road transport
16
13
Aviation and Maritime
10
9
Petrochemical
15
22

And an increase in the share of electric vehicles in the global fleet



TOTAL GLOBAL VEHICLE FLEET
Billion
2.1
1.9
1.7
1.5
1.3
1.1
0.9
0.7
2.0
2010
2020
2030
2040
2050



FLEET ELECTRIFICATION
60%
50%
40%
30%
20%
10%
0%
53.3%
2010
2020
2030
2040
2050

Note: Petrobras' models, using Wood Mackenzie, IHS and IEA data as a reference.
Reference scenario projection used to elaborate the Plan. Petrobras also considers alternative scenarios, with different energy transition paces

In E&P, investments in production capacity are necessary to meet global demand

Even with lower global demand, natural production decline will require investment in Exploration & Production to meet demand


MMbpd
120
110
100
90
80
70
60
50
40
2028
Peak production capacity
2010
2020
2030
2040
2050
New Discoveries
Probable Development
Under Production and Development

Note: Petrobras' models, using Wood Mackenzie, IHS and IEA data as a reference.
Reference scenario projection used to elaborate the Plan. Petrobras also considers alternative scenarios, with different energy transition paces

In this context, fossils dominate the global energy mix, but renewables will surpass oil in 2050

- Oil and gas play a key role, but an increase in renewables in the mix is an inevitable path
- We generate value for society with growing investments in oil and gas and in the energy transition, leveraging our technological and project management expertise



2020
Fossils
79%
29%
Oil
24%
Natural gas
26%
Coal
16%
Renewables
5%
Nuclear
2050
Fossils
53%
39%
Renewables
20%
Oil
20%
Natural Gas
13%
Coal
8%
Nuclear

Note: Petrobras' models, using Wood Mackenzie, IHS and IEA data as a reference.
Reference scenario projection used to elaborate the Plan. Petrobras also considers alternative scenarios, with different energy transition paces

And we will make use of low-carbon value levers

ONSHORE WIND	OFFSHORE WIND	BIOREFINING
CARBON CAPTURE	HYDROGEN	SOLAR

- Technological expertise and project management skills as assets to explore Brazil's regional competitive advantages
- Investments in partnerships to reduce risk and share knowledge
- Potential synergies with Petrobras' expertises, such as E&P for offshore wind, Refining for biorefining and Gas for hydrogen



Supported by our ESG positioning


ENVIRONMENTAL
SOCIAL
GOVERNANCE
Acting safely and sustainably in our business with integrity, seeking to reduce emissions, promoting diversity and social development, contributing to a just energy transition.

REDUCE CARBON FOOTPRINT
Net Zero ambition 2050

PROTECTING THE ENVIRONMENT
Zero spill ambition

CARING FOR PEOPLE
Zero fatality ambition

ACTING WITH INTEGRITY
Ambition to become reference in ethics, integrity and transparency

And with clear diversity and inclusion targets for our workforce

To be among the top three O&G companies in the Human Rights ranking by 2030

To accomplish HR due diligence in 100% of our operations and 100% of our workers and third parties trained in HR

To achieve more than 50% physically active employees, contributing to a healthier and more productive life by 2028

Raising levels of people's health through a culture of well-being

To promote Diversity, increasing the percentage of women to 25% and the percentage of black people in leadership positions to 25% by 2030

Current level at 20% with actions to increase gender and color/race representation in leadership positions each year

To implement an integrated and intersectoral action plan to manage psychosocial factors at work in 100% of the critical situations identified by 2028

Implementing 100% of the commitments of the UN Global Pact Mind in Focus Movement by 2030

Our value proposition

Oil and gas production growth in the short term and value in integration

- Economic and environmental resilience in deep and ultradeep water production
- High return, low breakeven production projects
- Downstream integration to capture additional value

Value generation with just transition

- Value-driven diversification into profitable low-carbon businesses, prioritizing partnerships
- Increase in profitable investments generating long-term value, with solid governance
- Projects leveraged on Petrobras' technological expertise

Focus on capital discipline

- Debt under control as a priority
- Investments and business decisions respecting the ideal capital structure
- Solid governance in decision-making processes ensuring profitability, rationality and value generation for all stakeholders
- Value distribution through dividends and buybacks

Financial Strategy and Governance


PETROBRAS 70 years

Capital Allocation Priorities


93%

LEVERAGE UNDER CONTROL AND HIGH LIQUIDITY

- Solid balance sheet with debt below US$ 65 billion and cash position of US$ 8 billion
- Access to revolving credit lines
- Financial debt lower than leasings, which are associated to cash generation
- Capex and other obligations financed prioritarily by operating cash flow

VALUE-ACCRETIVE INVESTMENTS

- Robust governance for the approval of projects
- Projects only sanctioned with positive NPVs in the most conservative scenario
- Full accountability of all executives

DIVIDENDS AND BUYBACKS

- 45% of free cash flow
- Potential extraordinary dividends if leverage is respected

Resilient projects with high economic returns

IRR – AVERAGE REAL INTERNAL RATE OF RETURN

%

Exploration & Production*	Refining, Transportation and Marketing	Gas and Low Carbon Energies**
23	14	>8

* Assuming US$ 65/bbl Brent from 2030

** For wind and solar projects

Higher investments in the 2024-2028 timeframe for long-term value Generation

US$ billion



Exploration & Production
Refining, Transportation and Marketing
Gas and Low Carbon Energies
Corporate
TOTAL CAPEX*
102
73
17
9
3
Portfolio under implementation
91
73
12
3
3
Portfolio under evaluation
11
6
5

* Does not include US$ 12 billion of leased FPSOs. Includes potential acquisitions

Annual capex under implementation


US$ billion
2024-2028
18.5
0.5
1.9
15,5
21.0
1.0
2.3
17,1
19.1
0.9
2.6
15,1
17.5
0.6
2.8
13,5
15.2
0.4
2.0
12,3
2024
2025
2026
2027
2028
% Committed
94%
83%
70%
56%
49%
E&P
RTM
Gas and Low Carbon Energies
Corporate

Projects under evaluation respecting governance for execution


PORTFOLIO
UNDER EVALUATION
RTM
G&P and Low Carbon
6
11
billion
5

ADDITIONAL GOVERNANCE

- Projects under evaluation only migrate to portfolio under implementation when approved in our governance
- Approvals also contingent on leverage limits

Increase in investments associated to cost inflation and new projects



- Cost inflation impacting supply chain as a whole
- Increase also associated to assets which are back on the portfolio



CAPEX 2023-2027 vs 2024-2028
78
8
15
1
102
Capex under evaluation in 2023-27 Strategic Plan: US$ 1 billion
Capex under evaluation in 2024-28 Strategic Plan: US$ 11 billion
2023-27 BP
Inflation
New Projects
Others
2024-28 BP

Sources and uses of cash over the next 5 years

US$ billion
2024-28



Cash generation after tax and judicial deposits
180 – 207
Earn-outs (includes divestments)
0 - 3
Sources
90 - 95
Cash flows from investments
40 - 45
Dividends (may include share buy-backs)
5-10
Potential extraordinary dividends (may include share buy-backs)
35 - 40
Leasings
5-10
Financial debt amortization
5-10
Interest expenses
Uses

Assumptions for the period:

	2024	*2025*	*2026*	*2027*	*2028*
Brent (US$/barrel)	80	78	75	73	70
Real exchange rate (R$/US$)	5.05	5.04	5.03	4.98	4.90

Governance


PETROBRAS 70 years

Strengthening Corporate Governance

OUR GOVERNANCE MODEL

- ✓ Ensures technical decisons
- ✓ Prevents politcal influence
- ✓ Ensures the approval of projects with expected economic return

Board of Directors defines the overall direction of our business by setting out our mission and strategic goals

Executive Board responsible for managing the business and achieving results

Endorsement of statutory committees before Officers, Executive Board and Board of Directors decisions

Decision-making process supported by technical analysis and legal and compliance opinions

Independent Governance and Compliance, Internal Audit and Ombudsman structures.

External whistleblowing channel, ensuring anonymity and non-retaliation

PETROBRAS IS SUPERVISED BY SEVERAL REGULATORS

- ✓ CVM and SEC (investor protection)
- ✓ CGU (Comptroller General Office)
- ✓ TCU (Federal Court of Accounts)
- ✓ SEST (control of governance practices)
- ✓ CADE (anti-trust body)

Other governance perspectives also underscore rationality in the decision-making process

VETO POWER

Veto power of Chief Governance and Compliance Officer over decisions of the Executive Board which are not compliant with the applicable legislaton and internal rules

INDEPENDENCE

Chief Governance and Compliance Officer: selection process by headhunter; election by BoD for 2-year tenure; dismissal only by the Board of Directors, with the approval of the majority of board members elected by minority shareholders

STRENGTHENING OF GOVERNANCE AND COMPLIANCE

Creation of new executive position to conduct the disciplinary accountability process, including those established on the Anticorruption Act, segregating the investigation process from the accountability process

Alongside other legal aspects

CORPORATE ACT	OIL LAW	STATE-OWNED COMPANIES ACT AND BYLAWS
The administrators cannot act to the detriment of the Company *(Law 6404/74 – Lei das S/As, article 245)*	Petrobras must practice market prices and act in a free and competitive market *(Law 9478/97 – Lei do Petróleo, article 61)*	When oriented/guided to pursue public interest, the Government will reimburse the Company in case there are differences to market conditions * *(ex: realization of investment projects and marketing of fuels)*

** Compensation only required in Petrobras bylaws*

Exploration & Production


PETROBRAS
PETROBRAS 70 years

Greater diversification, keeping the focus on profitable assets



EXPLORATION & PRODUCTION STRATEGY

- Maximization of portfolio value
- Focus on profitable assets
- Decarbonization of operations
- Reserves replacement
- Increase in gas supply
- New frontiers

With a portfolio with double resilience and high economic value

ENVIRONMENTAL

- Greenhouse gas intensity: **15 Kg CO_2/boe** by 2030
- **Zero** routine flaring by 2030
- **80 million tCO_2** by 2025 reinjected through Carbon Capture, Utilization and Storage (CCUS) projects
- **70% reduction** in the intensity of methane emissions (vs 2015), reaching 0.20 tCH4/thousand tHC by 2030

ECONOMIC

- **US$ 25/bbl:** Brent for prospective break-even of portfolio*
- **23%:** average IRR of major E&P projects**
- **10 years:** average discounted payback
- **US$ 6/boe**: lifting cost (2024-2028 average)
- **US$ 17 billion:** E&P free cash flow in 2028

** Brent for prospective breakeven: the future value of Brent that generates zero prospective NPV for the E&P portfolio*

*** Real average IRR of major projects in the E&P segment with start-up from 2022 onwards, considering their entire productive life*

And generating value at low oil prices


$45/bbl
$35/bbl
Asset's Brent breakeven (US$/bbl)*
0%
100%
Five-year cumulative CAPEX)

100% Capex 100% resilient to a maximum Brent level of US$ 45/bbl

75% of capex resilient to a Brent level of US$ 35/bbl

* Brent level to generate zero net present value



Delivering increasing production and generating higher economic value

TOTAL PRODUCTION

million boed / Petrobras' Work Interest (WI) / With variation of +/-4%


2.8
2.8
3.0
3,1
3.2
2.5
2.5
2.7
2.8
2.8
2.2
2.2
2.4
2.5
2.5
2024
2025
2026
2027
2028
% Pre-salt
80%
77%
77%
77%
79%
Operated production*
3.9
3.9
4.3
4.6
4.6
Total production
Non-commercial natural gas
Oil and natural gas commercial
Oil

**Operated production includes the Federal Government's production as profit oil from production sharing contracts*

The Campos Basin continues to be a pioneer in E&P

Campos Basin's first revitalization, in the Marlim field, replaced 9 units with 2 new platforms and will reach peak production with 130 thousand boed


Campos
Basin

40% of production in 2028 will come from the pre-salt
200 new wells to be connected

4 new production units
Integrated Parque das Baleias, Albacora (Revitalization), Barracuda-Caratinga (Revitalization) and BM-C-33 (not operated)

US$ 22 billion of investments in projects
40% reduction in Lifting Costs (compared to 2023)

We will reduce our emissions by approximately 10 **$kgCO_2e$/boe** by 2028, a **drop of more than 35%** compared to 2022

Santos Basin concentrates pre-salt assets and drives production growth

Fields such as Búzios, Mero, Tupi, Iracema, Atapu, Itapu, Berbigão, Sururu and Sapinhoá account for more than 75% of our current production


Santos
Basin

3.5 million boed of operated production in 2028

99% of production in 2028 will come from the pre-salt

9 new production units* by 2028

+18 MMm³/day in gas supply with the start of the Route 3 pipeline

US$ 41 billion of investment in projects

Operating Cash Flow: US$ 27 billion in 2028

Assets with lower intensity than the portfolio's average**: 10.0 kgCO_2e/boe (Tupi) and 10.4 kgCO_2e/boe (Búzios)

*Includes FPSO Sepetiba, which is expected to start up in December 2023 **As reported in 3Q23

Maximizing the value of assets through reservoir management...

RESERVES
INCORPORATION PROGRAM

ORGANIC RESERVE REPLACEMENT RATIO
PETROBRAS vs MAJORS
(Average for past 5 years)



150%
100%
50%
0%
Petrobras

SEISMIC ACQUISITIONS	IMPROVED RESERVOIR MODELS	MASTER PLANS
		 Reservoir management + Projects (complementary and revitalization) Operation
Investments of c. US$ 4 billion in the 2024-28 timeframe	*Use of advanced digital technologies for more reliable estimates*	*Increased oil and gas recovery, improving the profitability of our assets*

Source: Evaluate Energy

... and by replacing reserves, through the exploration of new frontiers

INVESTMENT IN EXPLORATION

US$ billion


1.3
3.1
3.1
7.5
Southeast basins (41.4%)
Equatorial Margin (41.5%)
Other countries (17.1%)

50 new wells between 2024-2028:
25 Southeastern basins
16 Equatorial Margin
9 Other countries


COLOMBIA
EQUATORIAL MARGIN
SOUTHEAST BASINS

We will stay focused on the diversification of our portfolio and on the challenge of replacing reserves, with lower emissions, for a just energy transition


Projects 2022+
Replacement Challenges
Operation
≅ -10 % per year
2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 2044 2046 2048 2050

RELEVANCE OF NEW SYSTEMS

Production systems which started operations in the last 10 years accounts for c. 70% of current production

It takes 6 to 10 years to implement a production development project, from discovery to first oil

We constantly map out and incorporate opportunities to reduce the time required to implement projects

Engineering, Technology and Innovation


PETROBRAS 70 years

Our procurements happen in a more challenging context

- End of lockdowns
- Ukraine war

- Inflation + interest
- Imbalance in supply chains
- Energy security

- Market fundamentals
- Cost escalation and resource constraints

PETROBRAS ANSWERS

- Supply Market Partnerships
- Search for efficiency
- Technological innovations



Underscoring the importance of engaging our suppliers

ESG
ESG requirements in procurement
Decarbonization solutions
Financeability of the Supply Chain

RELATIONSHIPS
Active listening to suppliers and other stakeholders
Improvement of **communication** channels
Boosting regional vocations

QUALITY
High-performance partnerships and **innovation**
Incentive alignment and **performance** based **rewards**
Encouraging **qualification**



INTEGRATION
Supply chain **integrated approach**
Volume synergy and **predictability**
Risk mitigation in business development

RENEWABLE ENERGIES
Value chain mapping
Supplier base **engagement**
Prospecting for **opportunities**

COMPLIANCE . SAFETY. VALUE GENERATION

We will add 14 FPSOs in the 2024-2028 period, 10 of which already contracted

* Chartered units
Pre-salt implemented/under implementation
Post-salt implemented
Pre-salt under procurement
Post-salt under procurement
Non-operated



2023
Revit Marlim 2
Anna Nery*
70Kbpd - WI PB 100%
Búzios 5
Alm. Barroso*
150Kbpd - WI PB 89%
Revit Marlim 1
Garibaldi*
80Kbpd - WI PB 100%
Mero 2
Sepetiba*
180Kbpd - WI PB 39%
2024
Mero 3
Mal. D. de Caxias*
180Kbpd - WI PB 39%
2025
IPB
Maria Quitéria*
100Kbpd - WI PB 100%
Búzios 7
Alm. Tamandaré*
225Kbpd - WI PB 89%
Mero 4
Alex. De Gusmão*
180Kbpd - WI PB 39%
Búzios 6
P-78
180Kbpd - WI PB 89%
2026
Búzios 8
P-79
180Kbpd - WI PB 89%
Búzios 9
P-80
225Kbpd - WI PB 89%
2027
Búzios 10
P-82
225Kbpd - WI PB 89%
Búzios 11
P-83
225Kbpd - WI PB 89%
Revit
Albacora*
120Kbpd - WI PB 100%
2028
BM-C-33
126Kbpd
WI PB 30%
REVIT BRC/CRT*
100Kbpd
WI PB 100%
SEAP 2*
120Kbpd
WI PB 89%
SEAP 1*
120Kbpd
WI PB 69%

And we will demand other critical resources to carry out the plan



LOGISTICS
- *Aircrafts*
- *Maritime support vessels*

TOPSIDE
- *FPSO*

SUBSEA SYSTEM
- *PLSVs*
- *Other vessels*
- *Flexible lines*
- *Rigid lines*
- *Wet Christmas Trees*

WELLS
- *Rigs*
- *Materials and services for wells*



We are delivering efficiency despite the challenging scenario and the increased complexity of our production units

AVERAGE COST OF PRE-SALT WELL CONSTRUCTION


-35%
2019
2020
2021
2022
2023*

- *Qualification of new technologies within the Efficiency Program*
- *Multidisciplinary integration in projects*
- *Use of integrated contracts with alignment of interests*
- *Optimization of reservoir data acquisition*

AVERAGE COST OF PRE-SALT WELL CONNECTIONS


-25%
2019
2020
2021
2022
2023*

- *Subsea layout optimization*
- *Larger diameter pipelines*
- *Expansion of integrated contracts with alignment of interests*

EFFICIENCY OF OWNED UNITS** (%)


+20%
100%
75%
2019
2020
2021
2022
2023*

- *Interface reduction*
- *FPSO completion upon leaving the shipyard*
- *Alignment of interests*

*2023 projection

**Specific efficiency of the platform in the first 3 years of operation: Replicant Family and Búzios Units

And we have a portfolio of innovations to generate value in a double resilience scenario

R&D PORTFOLIO – E&P
USD 2.3 billion
2024-2028

MAIN LINES

TOPSIDE SYSTEMS

- *Optimized FPSO, with low emissions and higher safety (energy imports)*
- *Technologies for decarbonization of operations*
- *Solutions for efficiency maximization and reduction of man-hours exposed to risk*

SUBSEA SYSTEMS

- *Flexible pipelines for challenging conditions (new depth and pressure levels)*
- *Subsea processing, pumping, injection and storage systems*
- *Subsea electrification*

WELLS

- *Rig automation*
- *All electric well*
- *Disruptive well abandonment solutions*

Pre-salt continues to account for 67% of our capex


CAPEX E&P
US$ billion
Strategic Plan 2023–27
64
15
2
6
41
67% Pre-salt
+4
Rates Assumptions Price Level
+5
New projects Scope
Strategic Plan 2024–28
73
16
3
8
47
67% Pre-salt
Post-Salt
Exploration
Pre-salt
Others

Refining Transportation and Marketing



PETROBRAS 70 years



RTM

Refining, Transportation and Marketing

RTM STRATEGY

- *To be the best option for customers*
- *To provide low-carbon products*
- *To optimize the production chain maximizing asset values*

Supplying the Brazilian market is the best way to monetize oil reserves and enable growth in biofuels



Main flows
Oil
Oil products

#8 8th largest global consumer of oil products

Energy mix already based on renewables with potential demand

Brazil: oil surplus and oil products deficit

Natural vocation for biorefining due to availability of local feedstock

The transition allows for a mix of fossil and biofuel solutions

We will seek to strongly position ourselves to meet both fossil energy demands and by offering products for low-carbon markets

TRANSPORTATION SEGMENT DEMAND

Kbpd



HEAVY-DUTY VEHICLES
Renewable
Diesel
2024
2028
2040
LIGHT VEHICLES
Ethanol
Gasoline
2024
2028
2040
AVIATION
SAF
Jetfuel
2024
2028
2040

Our Refining facilities among the best in the world* in operational and energy efficiency by 2030

RefTOP program expansion

Southeast refineries » ***All Refineries***

Reliability
Operational Availability ≥ 97%

ENERGY PERFORMANCE
Energy Intensity ≤ 89

SUSTAINABILITY
Emissions intensity ≤ 30kg CO_2eq/CWT

VALUE**
Pre-salt processing capacity = 100%

PROGRAM GAINS
2021-2023
US$ 589 million

NEW INVESTMENTS
2024-2028***
US$ 776 million

**1st quartile - benchmark USA refiners | ** Does not include lubricant plants*
**** Investments of US$ 1.1 billion until 2030*



Investing in the expansion and upgrading of the industrial complex with a focus on high-value, low carbon products

Area	Capacity	Main Projects
Increase in Processing Capacity	225 kbpd	• RNEST: Revamp Train 1 and implementation of Train 2 • Revamps of current facilities
Increase in S-10 diesel production capacity	> 290 kbpd***	• New units HDT/HCC GASLUB** • REPLAN new HDT • Implementation of RNEST Train 2 • Revamps of current facilities
BioRefining*	34 kbpd	• Dedicated plant in RPBC (SAF / Diesel R100)** • Dedicated plant GASLUB**
Lubricants Group II	12 kbpd	• New unit HIDW GASLUB**
Petrochemicals and Fertilizers		• Projects under study

*100% Renewable (Diesel R100) | ** Projects 2028+ | *** 80% new capacity / 20% revamps

A rigorous process for selecting opportunities ensures a profitable and resilient portfolio for RTM



- Projects evaluated under different scenarios
- Hurdle rates adjusted for the risks of each segment
- Individual decisions for the FID of each project and reassessment of the portfolio when Strategic Plan is revised

Opportunities in refining, logistics and biofuels

Decision analysis funnel for projects with hurdle rates of ≅ 9% per year.

Resulting in a plan with a portfolio with a prospective real IRR > 14% per year

More investments to adapt and improve the Refining and Logistics complex



CAPEX RTM
US$ billion
Strategic Plan 2023–27
6.4
9.4
1.4
1.6
+0.4
New projects*
+2.7
Assumptions Adjustments and increase in scope
+4.2
Studies and acquisitions
Strategic Plan 2024–28
9.0
16.7
4.2
1.4
2.1
Refining adaptation and upgrading
Logistics
Low Carbon
Studies and acquisitions

* *Second biorefining plant, HDT Repar and ships*

Decarbonization, Gas & Low Carbon Energies


PETROBRAS 70 anos

Promoting decarbonization across the value chain

Ambitions

Operational Emissions (Scope 1 and 2)

- *Net Zero* by 2050
- 2022 level not to be exceeded in the five-year period (40% reduction since 2015)
- *Near Zero Methane* 2030

Potential for up to 3% reduction in the portfolio's emissions intensity by 2030, measured in GHG emissions / energy contained in energy products (base year 2022)

Scope 3: Providing greater products

Expected peak of fossil production in the early 2030s

- Expanding renewable fuels supply → Potential to expand biofuel production capacity (by volume) by up to 4x between 2022 and 2030
- Renewable electricity integrated with efficient and safe thermoelectricity → Potential of 50% of total electricity generation capacity through renewable sources by 2030

Expand share of non-energy products which are transition-resilient (e.g., lubricants, petrochemicals)

Emissions as a variable compensation metric for 100% of executives and employees

Commitments to reduce carbon footprint

			2022	Target 2025	Target 2030
Operational Absolute Emissions	Ambition not to exceed the 2022 level between 2024-28	millions tCO_2e	48	NA	-30%*
Routine flaring	100% of new projects adopt zero routing flaring concept	millions m^3	59	NA	ZERO
Reinjection in CCUS projects	World's largest offshore CO2 reinjection program	millions tCO_2 (accumulated)	41	80	NA
GHG intensity in E&P Segment	Operational excellence and energy efficiency	kgCOe/boe	15	15	15
GHG Intensity in Refining Segment	Optimization and improvements in energy performance	$kgCO_2e$/ CWT	37.9	36	30
Upstream methane emissions intensity	Consolidation of 62% reduction*	tCH_4/thousand Thc	0.25	0.25	0.20 Expanded target

*Compared to 2015

Carbon Neutral Program : Leveraging Solutions for the *Net Zero* Trajectory

SCOPE 1 AND 2 EMISSIONS

SCOPE 3 EMISSIONS

Operational excellence
- Elimination of Fugitive Emissions, Flaring and Venting – Near Zero Methane
- Electrification and large higher performance machines
- Reduction of primary energy consumption in processes and fleet
- Renewables and low-carbon energy for own consumption
- Digitalization and real-time optimization for decarbonization

Disruption
- Large-scale electrification and connection to renewables/grid
- Hydrogen
- Shared ecosystems and infrastructures

Supply Chain
- Active search and supply of technologies for operational decarbonization
- Procurement of goods and services with low embodied carbon

Removal
- Capture, use and storage CCUS
- Natural NCS solutions and other carbon credits

Assessment of new opportunities with Scope 3 impact, evaluation of the life cycle and emissions of products

Decarbonization Fund - Budget of US$1.0 billion over the next 5 years

Expanding operations in low-carbon businesses

Business assessment based on different dimensions, such as the development of the Brazilian market, technological maturity and adherence to current operational competencies

SOLAR & ONSHORE WIND

M&A and investments for the development of projects in Brazil

OFFSHORE WIND

Studies in Brazil aiming at participating in bids and environmental licensing in Brazil

CCUS

Pilot project CCUS Rio de Janeiro hub

Studies for CCUS projects

HYDROGEN

Studies for projects in Brazil

R&D investments

BIOREFINING

Expansion of biorefining projects, focused on Bio Jet Fuel and Diesel R

Diversifying the portfolio profitably and promoting the company's longevity

SCOPES 1 AND 2

US$ 3.9 billion

DESCARBONIZATION OF OPERATIONS

Investiments in emissions mitigation (scope1 and 2) E&P, RTM and G&P
US$ 2.9 billion

Decarbonization Fund
US$ 1.0 billion

PORTFOLIO - SCOPE 3

US$ 5.5 billion

LOW-CARBON ENERGIES

Wind and Solar Photovoltaic Energies
US$ 5.2 billion

Hydrogen, CCUS, Corporate Venture Capital
US$ 0.3 billion

US$ 1.5 billion

BIOREFINING

Renewable diesel
Bio Jet Fuel

R&D in low-carbon

US$ 0.7 billion

Increasing over the five-year period

15% of the total R&D budget in 2024, reaching 30% by the end of the period

US$ 11.5 billion (11% of total CAPEX and 6% of CAPEX in implementation)

Strengthening low-carbon investments

US$ billion



2023–27
2024–28
2.1
0.8
4.4
0.3
0.6
0.6
1.0
1.5
0.5
2.2
11.5
5.5
0.1
0.7
E&P
RefTop
Descarbonization Fund
Biorrefining
Renewable Generation*
R&D
G&E and LOG



% CAPEX IN LOW-CARBON**
6%
10%
12%
13%
16%
11%
2024
2025
2026
2027
2028
2024-2028 Average

* *Includes CCUS, H_2 and Venture Capital*

** *Considering the portfolio under evaluation*


Natural gas as an energy transition fuel par excellence
Competitive and Integrated Activity
Operational Efficiency: Energy Transition Security
Optimized Asset Portfolio

Portfolio ensures reliability and safety in the insertion of renewable sources



THERMAL COMPLEX
Petrobras
Capacity
5.3 GW average
NATURAL GAS TRANSPORTATION PIPELINE
TSB
GTB
TBG
LNG REGASIFICATION TERMINALS
LNG Bahia
LNG Baia de Guanabara
Natural Gas Processing Units
Thermoelectric plants
BOLIVIA IMPORTS
Bolivia – Brasil Gas Pipeline
IMPORT AND REGASIFICATION
2 Regasification Terminals
Capacity
50 million m³/day
LNG
NATIONAL NG PROCESSING
4 NG Treatment Units
Capacity
66 million m³/day

The #1 choice of the natural gas open market in the 5 regions of Brazil: we will advance in customized solutions to serve Distributors and Free Consumers

Infrastructure and portfolio expansion to continue operating competitively in natural gas commercialization

Main projects and planned dates

2024

Route 3 Project
Gas Pipeline
Capacity:
18 million m^3/d

Natural Gas Processing Unit
Capacity
21 million m^3/d

2028

BMC-33 Project
Gas Pipeline

Capacity:
16 million m^3/d

2028+

SEAP
Gas Pipeline

Capacity:
18 million m^3/d

Supply Alternatives
Brazil and Other Countries

E&P Exploration of New Frontiers
- *Southeastern Basins*
- *Equatorial Margin*
- *Other countries*

Southern Countries opportunities
LNG
Biomethane

Investments to ensure reliability and operational and energy performance



US$ billion
+1.5
+0,1
Strategic Plan 2023–27
Assumptions, adjustments and increase in scope
New projects**
Strategic Plan 2024–28
1.1
1.4
0.1
0.2
0.1
0.7
1.0
3.0
1.3
Stoppages & Improvements
Route 3
UTE Gaslub
Others*

* TBG, SMS, Compliance, New UPCGN Tecab, others
** New projects: adequacies and reliability

Final remarks



PETROBRAS 70 years

[illegible]

Supplemental Information

PETROBRAS 70 years

Supplemental Information

Financial Strategy and Governance



PETROBRAS 70 years

Governments expand the scope of automotive climate policies

Governments with targets of 100% sales of new cars, vans and light trucks with zero CO^2 emissions



2035 Canada
2035 California, Massachusetts, New York, Oregon, Vermont, Washington
2050 Costa Rica
2035 Chile
2035 European Economic Area
2035 United Kingdom
2035 Cape Verde
2035 Singapore
Target to allow the sale of new BEVs, FCEVs e PHEVs only
Target to allow the sale of new BEVs and FCEVs only
ZEV Declaration Governments in Emerging Markets and Developing Economies (signed onto 2.A)***
ZEV Declaration Governments in Emerging Markets and Developing Economies (signed onto 2.B)****
Source: International Council on Clean Transportation (2023)

BEV: Electric vehicles whose power source is batteries
PHEVS: Plug-in hybrid vehicles

FCEVs: Fuel cell vehicles
ZEV: Vehicles that do not emit greenhouse gases of local pullutants

Sources and uses of cash over the next 5 years



US$ billion
2024-2028
Cash Generation after taxes and judicial deposits
180 – 207
Earn-outs*
0 - 3
Sources
90 -95
Cash flows from investments
40 - 45
Dividends **
5-10
Potential extraordinary dividends **
35 - 40
Leasings
5 -10
Financial debt amortization
5 -10
Interest expenses
Uses

* Includes contingent and deferred payments and divestments
** May include buybacks

ASSUMPTIONS

	2024	2025	2026	2027	2028
Brent US$/barril	80	78	75	73	70
Real FX (R$/US$)	5.05	5.04	5.03	4.98	4.90
Diesel crackspread US$/barril	22	20	18	18	17
Gasoline crackspread US$/barril	14	12	12	11	11

- Descomissioning expenses: US$ 11 billion

SENSITIVITIES

	Δ	FCO impact(US$)
Brent	US$ 10/barril	≅ 5.0 billion
FX (R$/US$)	R$ 0.50	≅ 1.5 billion
Diesel crackspread	US$ 10/barril	≅ 1.8 billion
Gasolina crackspread	US$ 10/barril	≅ 1.1 billion

Governance for the approval of projects

Technical Statutory Committes advise all decisions for Executive Officers, Executive Board and Board of Directors



Projects inclusion on portfolio
Projects development
Decision to implement

- *Projects must have strategic alignment and expected positive NPV*
- *Initial planning stage: does not mean authorization for execution*

- *Internal procedures establish criteria and phases for investments and divestments*

- *Proof of technical and economic feasibility: review groups and Technical Statutory Committees, with executives with fiduciary responsibilities on their opinions*
- *Projects above US$ 1 billion demand Board of Directors' approval, with an opinion from the Investment Committee*

A robust framework for investment projects


2
CTE-ID
+ Executive
Board
Gate 2
4
Operational
start-up
Evaluation of
Opportunity
Selection of
Alternative
Development of
Alternative
Execution
Closing
Beginning
of Project
Executive
Board
Inclusion
on
portfolio
Gate 1
1
3
CTE-ID
Executive Board
Investment Committee
Board of Directors
Gate 3
5

CTE-ID: Technical Statutory Commitee for Investments and Divestments, composed of 12 executive managers, from various departments within Petrobras, who respond fiduciarily for their opinions

And acquisitions


Phase 1
Project Development
Phase 2
Phase 3
Selection of Acquisition Projects (Signing of NDA)
Designation of responsibilities
Preliminary business assessment and non-binding offer
Business assessment, due diligence and binding offer
Negotiation of prices, conditions and contracts +signing
Closing
Integration
EXECUTIVE BOARD (EB)
Gate 0
COINV
(Communication in up to 30 days)
CTE-ID + EB
Gate 1
(in case of non-binding offer)
COINV
(Communication in up to 30 days)
CTE-ID + EB + BoD
Gate 2
CTE-ID + EB + BoD
Gate 3


Supplemental
Information
Exploration
& Production
PETROBRAS 70 years

High-value portfolio...

91
Assets under production

53
assets in exploratory phase


COLOMBIA
EQUATORIAL MARGIN
SOUTHEAST BASINS

... with competitive costs



TOTAL COST OF OIL PRODUCED *
US$/boe
35
Government Take
15
Depreciation, Depletion and Amortization
14
Lifting Cost
6
Total Cost of Oil Produced

** Does not include exploratory investments and capital costs, mainly. Average for the Strategic Plan 2024-28 period*

Búzios is a super-giant field with excellent oil quality, substantial reserves and low emissions...



Reservoir thickness up to 480m

Comparable to the height of 13 statues of Christ the Redeemer

Area of 852 km²

130 soccer fields

Water depth

Around 2,000m

26° to 30° API

Oil volume

Largest deepwater field in the world

1 billion boe

Produced in just 5 years


FPSO Almirante Barroso
Top production in record time (5 months) with only 3 wells

... which shall continue to deliver results in the future

With 6 more platforms, production in Búzios will double between 2024 and 2028

5 units in operation in 2023

+6 units by 2028, bringing the field's production to 1.6 MMboed

37% of Petrobras' oil and gas production in 2028 will come from Búzios

Drilling +70 wells and **~80 completions** by 2028

CAPEX 2024 - 2028
US$ 22.5 bi

OCF in 2028
US$ 16.6 billion

Lifting cost 2024-2028
4.5 US$/boe

Mero: 3rd largest accumulation of pre-salt oil

10 years after the country's first sharing agreement was signed, Mero is already contributing to the growth of our production

CURRENT CONFIGURATION



Alexandre de Gusmão
2025
Guanabara
2022
Sepetiba
Dez/2023
Duque de Caxias
2024
Mero 1
Mero 2
Mero 3
Mero 4
Pioneiro de Libra
2017
HISEP® Tecnológico
2028

Under implementation *Operating*

OPERATED PRODUCTION
≅ 280 thousand boed
currently

≅ 600 thousand boed
in 2028

Avg Lifting Cost ~
US$ 3 / boe
2024 - 2028

OCF in 2028
US$ 1.9
billion

CAPEX 2024 - 2028
US$ 2.7 billion

PIONEERING AND TECHNOLOGICAL EVOLUTION

Greater operational efficiency, with a 56% reduction in energy demand

HISEP®:
More production and less CO_2 emissions

Cargo Transfer Vessel:
Relief for conventional tankers


Urucu

Onshore assets and shallow waters

Established for more than 70 years as a profitable, sustainable activity that fosters regional development

2 BUSINESS UNITS IN PRODUCTION
28 concessions in production in Bahia and Amazonas
1,300 Active Onshore Wells
+ 70 Complementary Projects

SUSTAINABILITY

98 % of the area preserved at the Urucu Cluster

1,400,000 seedlings developed and planted

ESG BEST PRACTICES

7 PLATFORMS in decommissioning

WELLS
+200 abandoned
150 plugged and sealed

CAPEX 2024 - 2028

US$ 1.7 billion

Decommissioning 2024 - 2028

US$ 2.2 billion

*The Urucu Cluster is the country's 3rd **largest natural gas producer** with continuous **ISO 14001** certification for 25 years*

Focus on high-capacity production systems leveraging pre-salt competitive advantage

In the horizon for Strategic Plan 2024-28, 8 high-capacity units are planned to start production in pre-salt:

4 FPSOs with a capacity of 180 kbpd
4 FPSOs of 225 kbpd

High pre-salt productivity and efficiency increase in systems implementation and operation

Reducing the ramp-up period for pre-salt units



FPSO Alm. Barroso - Record of less than 5 months
30
15
0
Months
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Start-up

Búzios (Pre-salt) reaches 1 billion boe of accumulated production twice as fast as Marlim (Post-salt)



MARLIM
11
TUPI
9
BUZIOS
5
years

Over US$11 billion in decommissioning with a commitment to adopting ESG best practices



4
3
15
1

- Campos Basin
- Santos Basin
- North and Northeast

+ 40 PLATFORMS after 2028

Significant portfolio of decommissioning projects



23%
1%
US$
11.4 Bi
5%
71%
70% wells
30% equipment

- Campos Basin
- North and North East
- Santos Basin
- Others

23 Platforms in the five-year period

	SP 24-28	AFTER 28
Fixed	9	35
Floating	14	5

~1900 km of flexible lines

~550 wells

Green Decommissioning of Platforms

- Technical criteria to ensure compliance with ESG practices
- Focus on value creation, circular economy, safety and respect for people and the environment

P-32 - auction finalized in Sep/23

P-33 - auction in progress

Substantial project portfolio over the next 5 years supports production growth

14
New FPSOS

> 140
Complementary projects

23
Platforms to be decommissioned

>350
Offshore production development wells

+

~550
Offshore wells to be abandoned

> 9.000
Km of pipelines (launch and collect)

Breakdown of production profiles*



5%
17%
78%
Pre-salt
Pos-salt
Onshore and shallow water



30%
53%
17%
Concession
Transfer of rights
Profit sharing agreement

** Agreements with ANP. Average for the 2024-28 Strategic Plan period*

Main diferences among Brazil's regulatory framework

	TRANSFER OF RIGHTS	CONCESSION	PROFIT SHARING AGREEMENT
CONTRACT MANAGEMENT	Petrobras direct procurement via Law nº 12.276/2010	Joint venture	Government integrates consortia via PPSA (PRÉ-SAL PETRÓLEO S.A.)
CONTRACT SUPERVISION	ANP	ANP	ANP
O&G/RESERVOIR OWNERSHIP	Petrobras	Concession holders	Contractors and Government (PPSA)
GOVERNMENT TAKE	• Royalties: 10% • Acquisition value agreed between the parties • Profit oil: N/A • Special Participation: N/A	• Royalties: 5% to 10% • Profit oil: N/A • Special Participation: Rate from 10% to 40% (depending on water depth, Production Year and Volume)	• Royalties: 15% • Fixed bonus • Profit oil offered in each bid (minimum + premium) • Special Participation: N/A
TENDER CRITERIA	Not applicable	Bonus offer and minimum exploratory program	Offering a percentage of profit oil to the Government
PREFERENCE RIGHT	Not applicable	Not applicable	Petrobras has preference rights

Supplemental Information

Refining, Transportation and Marketing



PETROBRAS 70 years

Innovations in renewable products with a market focus

2023 ACHIEVEMENTS



Premium Gasoline (Podium)



Diesel R



Marine Fuel testing with Renewable Content



Asphalt capPRO

2024-2028 GOALS

- Expand sales of existing products
- Launch new products with low-carbon footprint such as: Marine Fuel with renewable content, SAF and HVO
- Develop ways to obtain low-carbon raw materials for biorefining

BioRefino - Energy transition with more sustainable products

DIESEL R

- REPAR produces, with ISCC certification, Diesel R5 (5% renewable content) through co-processing, **with the potential to reach up to 10%.**
- 15 million liters of R5 diesel were produced in 2023, with a new monthly sales record in September.
- Completed installations to produce Diesel R in Co-processing at REPAR, RPBC and REPLAN. REDUC will complete the co-processing facilities in 2023.
- Development of a voluntary market working with distributors and partnerships

CO-PROCESSING INSTALLED CAPACITY 2023


REPLAN
REDUC
REPAR
RPBC
4
6
9
40
59
kbpd
Diesel R5

Other refineries under study

BioRefino Program: we continue investing to increase the production of Biofuels

DEDICATED PLANTS (2028+)

SAF RPBC
15 Kbpd

SAF GASLUB
19 Kbpd

FLEXIBLE PRODUCTION*
Kbpd


14
14
6
SAF
Diesel R 100
Others

Other iniciatives:

- Third and fourth plant studies with different technologies
- Development of other oil products with renewable content
- Memorandum of understanding with Mubadala Capital to develop joint studies on future businesses
- Biorefining tests at the Riograndense refinery with Petrobras technology

** Aligned with the demand of CORSIA - Carbon Offsetting and Reduction Scheme for International Aviation*

In partnership and with Petrobras technology, we unveiled a new world frontier for biorefining, processing 100% renewable feedstock



Óleo de Soja
bio-GLP
bio-BTX
Óleo Leve Renovável
Óleo Pesado Renovável

Crédit: Refinaria Riograndense

PETROBRAS TECHNOLOGY

- Allows the generation of fully renewable petrochemical products
- The processing of 100% renewable feedstock in a fluid catalytic cracking (FCC) unit is a world first.

Nov/2023

Success in industrial-scale tests for the production of petrochemicals and renewable fuels with 100% renewable content

Tests at Riograndense Refinery

Jun/2024

Second mineral feedstock co-processing test with bio-oil

With the conclusion of the technology trial

- *Riograndense refinery will be able to explore business alternatives for the production of renewable products*
- *Petrobras will have an alternative of new biorefining products, complementary to SAF and renewable diesel from projects already underway*

* *Petrobras partnership with 33% stake*



Non-Fuel Products

Improvement of product portfolio,
contributing to the reduction of emissions

Lubricants

REDUC-GASLUB HCC/HIDW and HDT integration

Streams dispatch from REDUC to GASLUB;
Production of Group II lubricants;
Production of high quality diesel (*Ultra Low Sulfur*) and Jetfuel

Petrochemical Products

Verticalization with profitability;
Seek integration with refining; and
Finding investment alternatives for operations in the production of basic chemicals and resins, in line with the energy transition scenario.

Fertilizers

Nitrogenous Fertilizers Unit-3: in reevaluation;
ANSA: Assessment of alternatives for resuming production;
Studies of business partnerships for initiatives in the segment (in current plants and new plants) and in decarbonization production processes

Portfolio of Projects focused on expanding Refining and Logistics capacity

Main projects by year of entry into operation


2024
RNEST SNOX
RPBC BLOWDOWN
REDUC DRAINAGE BASINS
2025
RNEST TRAIN 1 EXPANSION
REPLAN HDT
OSBRA Sen.Canedo Terminal
OSBRA Uberlândia Terminal
2026
REVAP HDT
2027
RECAP Combustion Boiler
2028
RNEST Train 2
2028+
REPLAN Coke
GASLUB HDT, HCC E HIDW
RPBC SAF
GASLUB SAF
OBATI
Expansion/adaptation in Refining
Expansion of logistics capacity
Operating
Under procurement
Planning
* Under technical and economic feasibility analysis

Expanding capacity and quality improvement of RNEST oil products


Workshop
Warehouse
ADM
ETA
GLP spheres
TQs RAT
HDTs
Tower s
Oil tanks
Destilation Unit
Int./final tanks
Drainage tanks
CAFOR
ETDI
UTAA-42
SNOx
OCREF tanks
MDEA-28
UTAA-41
Coke Unit
Coke Patio
Scraper
Acid tanks
Blowdown

Revamp Train 1: Interventions in the Distillation Unit (UDA), Coke Unit (UCR) and Pipes

OPERATING SINCE 2014

Train 1 — Capacity 100 kbpd

SCOPE IN PROGRESS

2024	2025	2028
Construction in progress	Construction in progress	Under procurement
SNOX	REVAMP Train 1	Train 2
+15 kbpd	+15 kbpd	+ 130 kbpd

Expansion of S10 Diesel capacity

HDTs for S-10 DIESEL



Installation of the vacuum drying tower at REPLAN

REPLAN's new unit
Operation in 2025
Construction in progress



REVAP view

REVAP adaptation
Operation in 2026
Bidding process started July/23
Replacement of S500 diesel with S10 diesel

PLANNING

New units

HDT/HCC
GASLUB

Operation after 2028
Basic design in progress

The 3 projects together represent an increase in S10 Diesel production capacity of around 180 kbpd

Logistics project portfolio highlights

OSBRA
São Paulo-Brasília oil pipeline

Storage tank expansion and adjustments to increase delivery capacity for market products

Scope

Sen. Canedo (GO) Terminal + Uberlândia (MG) Terminal

Construction in progress.
Operation after 2028


Uberlândia Terminal

OBATI
Barueri-Utinga oil pipeline

Ensure operational continuity by relocating the pipeline to a new lane

Escope

Replacement and relocation of OBATI heavier yields

Operation after 2028

Strengthening Logistics as a competitive and integration advantage

REMOVING LOGISTICS BOTTLENECKS AND EXPANDING OPERATIONS IN STRATEGIC MARKETS, WITH SAFETY AND EFFICIENCY

US$ billion

New markets and products


0.2
2.1
1.0
0.9

Expansion and efficiency of logistics
- Operational continuity
- Infrastructure expansion
- Ship Construction (4 Handy-2)

Product flow guarantee
- Santos Terminal
- Replacement: OPASA and OBATI
- D&T and Ship Maintenance

Expansion and adaptation of logistics infrastructure

Investment in terminals to optimize and flexibilize operations

Expansion of operating modes and forms of contracting

Ensuring operational efficiency

Shipbuilding program

MEET THE DEMAND OF THE PETROBRAS SYSTEM, ENSURING OPERATIONAL RELIABILITY AND VALUE GENERATION IN THE CABOTAGE SEGMENT

- Vessels with low market availability
- Strategic view
- Safety
- ESG Agenda
- Mitigate freight price and exchange rate volatility

HANDY 2 (15K) — *CAPEX included in the portfolio under implementation of the 2024-28 Strategic Plan*

GAS ships (7K)
MR 1 (35K)
MR 2 (48K)
— *CAPEX for studies*

Petrobras assets in the nitrogen fertilizer segment











	Bahia	Sergipe	UFN-III	ANSA
Asset	Own assets leased to Proquigel		Project mothballed since 2014 (81% built)	Company 100% Petrobras mothballed in 2020
Locatiom	Camaçari - BA	Laranjeiras - SE	Três Lagoas - MS	Araucária - PR

Inovation



Technological innovation has been the basis for Petrobras' pioneering spirit over 70 years and will drive the construction of the future

US$3.6 billion in R&DI from 2024 to 2028

Increase participation in decarbonization and new energy to 30% in 2028

HIGH CAPACITY FOR INNOVATION

Human Capital: 948 Researchers | 11 Postdoc | 273 Doctors | 376 Masters

Total Area: 308 k m²

116 Laboratories | 4,600 Equipment

+ 230 partners and 9,000 researchers engaged

Patents filed **+1,000**

119 (2021) | 128 (2022)

National Record of patents for the second consecutive year

13% can impact decarbonization and new energies

Topics that are the focus of Petrobras' R&D Portfolio

1 Integrity and Reliability of E&P Assets

2 Decommissioning of E&P Assets

3 Future Geology for Improving Predictability

4 Production and Injection Efficiency in E&P Assets

5 Sustainable Geophysics in New Frontiers and Replenishing Reserves

6 Gas Efficiency and Competitiveness

7 Refining Asset Integrity and Efficiency (REFTOP)

8 SCC-CO2

9 Safety

10 Environment

11 Integrated Production Management

12 Future Production systems

- Decarbonization of operations
- New energy sources
- Interventions without rigs
- Disruptive completion
- Subsea pumping and processing
- Future Surface Systems

13 RTM of the Future

- Decarbonization of operations
- Operational efficiency and energy performance
- Reduction of dark streams / Products with higher value added
- Integration with petrochemicals

14 Low Carbon Products

- Bio Jet Fuel and Renewable Diesel
- Bunker and Green Chemistry
- E-fuels and CO_2 conversion
- Renewable raw materials
- Performance and quality of renewable products

15 CCUS

- CCUS Hubs
- Bioenergy integrated into CCS (BECCS) and direct air capture (DAC)
- New technologies for more economical and efficient CO2 capture
- Technologies for converting CO_2 into higher value-added products

16 Wind and Solar Generation

- Mapping wind potential
- Regional environmental characterization
- Competitiveness assessment and optimization of projects
- Connection to offshore E&P assets
- Conceptual design study

17 Clean Hydrogen

- Geological hydrogen
- Sustainable hydrogen
- Sustainable H_2 storage, transport and distribution
- New uses of sustainable H_2 ammonia

Supplemental Information

Decarbonization, Gas & Low Carbon Energies





PETROBRAS 70 anos

Downward trajectory of operational absolute emissions


-30%
78
Ambition:
Not to exceed the 2022 emissions threshold
+ 14 FPSOs
• GASLUB
• RNEST TRAIN 2
55
Million tCO_2e
2015
2016
2017
2018
2019
2020
2021
2022
2024-2028
Target 2030
Paris Agreement

Emissions intensity in E&P



KgCO2/boe
21
22
21
20.2
19.7
3.46
3.62
3.52
3.59
3.28
17.5
17.3
15.9
15.7
15.0
15.0
15.0
Tupi and Búzios
14% reduction in the last 5 years
2018
2019
2020
2021
2022
Target 2025
Target 2030
GHG Intensity (kgCO2/boe)
Emissions in E&P Segment (million of tCO2e)
Production operated (million boe/d)

MAIN DRIVERS

- High Asset Efficiency
- Reduced Torch Burn, Fugitives, and Venting
- Energy Efficiency
- CCUS - EOR





Emissions Intensity in Refining

$KgCO_2e/CWT$


42.0
41.7
40.2
39.7
37.9
36.0
30.0
10% reduction in the last 5 years
2018
2019
2020
2021
2022
Target 2025
Target 2030

MAIN DRIVERS

- Improvements in energy performance
- Load Optimization
- Reduction of gas to torch
- Hydrogen production and use management

Reduction of methane emissions


METHANE EMISSIONS INTENSITY OF UPSTREAM
1000 tCH_4
0.65
0.64
0.56
0.57
0.58
0.44
0.32
0.26
0.25
0.20
Reduction of 62%
2015
2016
2017
2018
2019
2020
2021
2022
Target 2025
Target 2030

MAIN INITIATIVES

- Contribute to the Brazilian commitment (Global Methane Pledge)
- Ambition *near zero methane* (OGCI)
- Flaring Monitoring (OGCI)
- Adherence to the OGMP 2.0 - *Oil and Gas Methane Partnership*



Fugitive:

Monitoring of fugitive emissions with infrared cameras (Optical Gas Imaging); valves with emission requirements etc.

Flare:

Gas recovery through the Flare Gas Recovery Unit (FGRU); Zero Flare Routine

Vent:

Gas blanketing; process optimization etc.

Carbon credit as a complementary tool

EXPANDING THE CONTRIBUTION TO THE MAINTENANCE OF STANDING FORESTS AND THE RESTORATION OF ECOSYSTEMS

- Strict criteria for credit selection: only credits of high quality and integrity
- Priority for credits generated in Brazilian biomes, with socioeconomic co-benefits
- Compensation aligned with international best practices
- Transparency and traceability

COMPLEMENTARY STRATEGY TO INTRINSIC DECARBONISATION

In addition:

- Voluntary social responsibility portfolio: contribution to 106 conservation units and 20 indigenous lands and *quilombola* territories
- Investments in protected areas by licensing (SNUC*): ~R$ 3 billion committed

* *National System of Nature Conservation Units*

Solar renewable generation and onshore and offshore wind

The strategy of acquiring operational assets or under development proves to be an efficient mechanism of initial momentum



Araioses
Mangará
Prazeres
Ibitucatu
Piedade
Colibri
Fortaleza
Costa Branca II
Costa Branca I
Ginga
Espírito Santo I
Aracatu I e II
Cabo Frio
Ibituassu
Mostardas
Atobá
Petrobras projects
Projects in partnership

For offshore, the studies will support the development of the best projects

Potential up to 50m	700 GW
Potential up to 100m	934 GW
PETROBRAS	30 GW

Expected return of Petrobras' renewables projects in line with the Majors

- *IRR: Above 8%*
- *Increase in renewable generation capacity of ~5 GW by the end of 2028*

CAPEX of US$ 5.2 bi
(Portfolio under Evaluation)



CCUS: Petrobras at the cutting edge of technology in the process of carbon capture, transport and storage


ACCUMULATED CO2 REINJECTION
Million TCO_2
2,9
4,5
7,0
9,8
14,4
21,4
30,1
40,8
80,0
2008 - 2015
2016
2017
2018
2019
2020
2021
2022
2025 target

THE WORLD'S LARGEST CCUS-EOR PROJECT

- Petrobras already has the largest offshore CO2 reinjection program in the world, in the pre-salt fields
- Target to double the cumulative amount of CO2 reinjection by 2025



CCUS HUB IN RIO DE JANEIRO

- Opportunity for the first Hub in Brazil



Hydrogen

Studies for projects in Brazil and investments in R&D

Low Carbon Hydrogen

Green and Blue Hydrogen* Projects for :

- *Decarbonization of our operations (with gradual replacement of grey hydrogen);*
- *Supply to industrial customers;*
- *Green ammonia production;*
- *E-methanol production;*
- *Biomethanol production;*
- *Production of low carbon fuels (SAF and Renewable Diesel)*

R&D

- Process development for Hydrogen generation from biomethane and ethanol
- Pilot plant connected to photovoltaic generation
- Production of e-fuels from low carbon hydrogen and bio CO_2
- Evaluation of a high efficiency cell for synthetic fuel production - Low carbon H_2 (electrolysis) integrated in refineries operation

** Green H_2 projects associated with renewable energy generation projects and blue H_2 projects associated with CCUS projects*

Biorefining: investments in dedicated units and integrated with Petrobras' refining facilities

ROAD TRANSPORTATION

CO-PROCESSING

Integrated to current Downstream operations to produce oil products with renewable content

SHIPPING TRANSPORTATION

BIOBUNKER

Marine fuel with renewable content

AIR TRANSPORTATION

RPBC AND GASLUB DEDICATED PLANTS*

- Aligned with CORSIA's demands
- Flexibility of raw materials (tallow and vegetable oil)
- Segregated production of 100% renewable derivatives
- SAF's decarbonization potential will depend on the raw materials

GREEN PETROCHEMICALS

PROCESSING

Vegetable oil in FCC at RPR for bioaromatics

CO-PROCESSING

Bio-Oil (RPR) or Ethanol (RECAP) in FCC for green HLR, Propene and Ethylene with renewable content

PARTNERSHIPS – Integration to the supply chain of more sustainable raw materials

** Units have flexibility for renewable diesel production*

With competitive products, we remain the #1 choice of the natural gas open market in the 5 regions of Brazil

We will advance in customized solutions to meet distributors and free consumers demand

We have improved our natural gas products, diversifying terms, indexes and flexibilities compatible with the market opening.

We added **18** new contracts **with the sale** of additional **14** MM of m^3 in 2024 and a total value of **R$ 103 bi**, by 2034.



Energy portfolio ensures safe growth of renewables

COMMERCIAL ACTIVITIES

- International certification - 100% renewable origin of the electricity used in our operations
- Recontracting of the thermoelectric park in the bids
- Generating value in short-term opportunities

ASSETS

- 5.3 GW capacity (to meet the demand of ~20 million inhabitants)
- ~90% flexibility
- High efficiency
- Energy security for the system, complementing renewables

Other ESG Targets


PMP-BS
BACIA DE SANTOS

ESG Drivers

REDUCE OUR CARBON FOOTPRINT

- Promote **intrinsic decarbonization**, striving for operational **emissions neutrality by 2050**, considering the origination and acquisition of competitive and high-quality **carbon credits** as a **complementary strategy**.
- Expand supply of and access to **low-carbon energy and products** in a **cost-effective transition**, contributing to the reduction of energy poverty and the reduction of the portfolio's exposure to GHG emissions.
- Leveraging **ecosystems of knowledge and innovation** in low-carbon solutions.
- Collaborate with stakeholders to accelerate opportunities that expand inclusion and sustainable development.

PROTECT THE ENVIRONMENT

- To be **"Water Positive"** in the areas of water criticality where we operate, by reducing freshwater withdrawal and improving local water availability, contributing to **water security.**
- Minimize generation and maximize reuse, recycling, and recovery of wastes, promoting **circular economy** practices and seeking **zero landfills destination.**
- Promote actions of conservation, restoration and **gains in Biodiversity** seeking a **net positive impact** in the regions in which we operate.
- Improve **process safety, readiness, and response to contingencies**, preventing and mitigating accidents, leaks, and environmental impacts.

CARE FOR PEOPLE

- To be a **socio-environmental development** vector.
- To be a reference in **human rights** and in the promotion of **diversity, equity and inclusion.**
- Promote the **well-being** and the comprehensive **health care** of the workforce.
- Promote **people's safety** through practices that incorporate **human factors**, with a focus on organizational learning.

ACT WITH INTEGRITY

- Strengthen our governance model, with a focus on the **balance** between **efficiency and control.**
- To be a reference in **ethics, integrity and transparency.**
- Foster the adoption of **ESG practices** among our **stakeholders**.

Protect the environment

Commitments

40%* reduction in our freshwater withdrawal by 2030 (91 MM m3/year)

30%* reduction in process solid waste generated by 2030 (195 mil ton/year)

Destination of 80% of solid waste generated in processes for RRR** routes by 2030

Achieve biodiversity gains by 2030, with a focus on forests and oceans

- *100% of our facilities with biodiversity action plan by 2025*
- *Net positive impact on vegetated areas by 2030*
- *30% increase in biodiversity conservation efforts*



*Base year: 2021
** Reuse, recycling and recovering

Water security

PROTECT THE ENVIRONMENT

40% reduction in our freshwater withdrawal by 2030

in 2030 | 91 MM m³/year

Freshwater use in 2022 (MM m³)

WITHDRAWAL 70%

122

REUSE 30%

51

- 2.5% of the water use of the Brazilian industrial sector
- 30% of demand fulfilled by reuse
- DJSI Top Score Water Safety 2019-2022

FRESHWATER WITHDRAWAL
MM m³/year



182
151
122
132
91
-40%
2018
2021
2022
2023
2030
Refining
G&P
Other

REUSE AND LOSS REDUCTION (2018-30):

~ 50 projects/actions

Reduction of about 45 MM m³ (annual consumption of 820 thousand inhabitants)

NEW FRONTS:

EXTERNAL REUSE

WATER GENERATION - Environmental projects for the preservation and recovery of water springs and riparian forests

Circular economy

PROTECT THE ENVIRONMENT

30% reduction in solid waste generation by 2030

in 2030 | 195 million m³/year

Destination of 80% of solid waste from processes for reuse, recycling and recovery routes by 2030

in 2030 | 80 RRR

SOLID WASTE GENERATED
Thousand tons/year



-30%
265
278
251
270
195
2018
2021
2022
2023
2030

% OF REUSE, RECYCLING OR RECOVERY OF SOLID WASTE



55%
68%
76%
74%
80%
2018
2021
2022
2023
2030

- Diagnosis and actions to minimize and optimize the destination for RRR* routes of the main hazardous and non-hazardous wastes
- Recycling and recovery of construction waste, biological sludge, used catalysts, organics, reverse logistics of packaging and chemicals, sustainable contracting, training and awareness

RRR* - Reuso, Reciclagem e Recuperação

Gains in biodiversity

ACHIEVE BIODIVERSITY GAINS BY 2030, WITH A FOCUS ON FORESTS AND OCEANS

100% of Petrobras facilities with a biodiversity action plan by 2025	in 2025	100% BAPs
Net positive impact on vegetated areas by 2030	in 2030	>0 Net gain of vegetated areas
30% increase in biodiversity conservation efforts	in 2030	+30% Biodiversity efforts

100% OF OUR FACILITIES WITH A BIODIVERSITY ACTION PLAN BY 2025

2022	2023	2024
33%	60%	100%

30% INCREASE IN BIODIVERSITY CONSERVATION EFFORTS THROUGH SOCIO-ENVIRONMENTAL INVESTMENT BY 2030

56 species	70 species	Protection of endangered wildlife
175 thousand ac	220 thousand ac	Recovery and conservation of biomes
25 million ac	32 million ac	Strengthening the management of environmental protection areas

- Expansion of resources for social and environmental investments with organic growth of the project portfolio
- Acting in all biomes of Brazil and a holistic approach with integration of the biodiversity theme in all environmental projects
- Vegetated areas increasing

ac: acres

Social and Environmental Projects

Commitment: Provide a return to society of at least 150% of the amount invested in voluntary socio-environmental projects by 2030*

Currently portfolio of projects

PETROBRAS SOCIO-ENVIRONMENTAL PROGRAM



EDUCATION
41
OCEAN
19
90 ongoing projects
FORESTS
16
DES**
14

Investments of R$ 1 billion over the next four years

Convergence target to 0.1% of Revenue

59 new projects to be contracted in the 2023 calls for proposals

1st Phase (completed):
31 projects already selected
12 States + Fed. Dstrict: Amapá, Amazonas, Bahia, Ceará, Goiás, Maranhão, Pará, Paraná, Pernambuco, Rio Grande do Norte, Rio Grande do Sul e Sergipe + FD
R$ 212 million

2nd fase (in progress):
28 opportunities
Southeast Region
Forecast of R$ 220 million

*SROI Methodology - per project, measurable (3 years))
** DES: Sustainable Economic Development

Act with integrity

- Promote diversity in Petrobras' Nominations for our equity holdings:
  - *Reach 30% of women in Board of Directors, Executive Board and Fiscal Board by 2026*
  - *Increase by 10% the nominations of black people for the Board of Directors, Executive Board and Fiscal Board by 2030*
- Conclude sexual violence investigations with an average term of 60 days by 2024
- 100% of relevant suppliers trained in Integrity and/or Privacy by 2030
- Conduct Human Rights Due Diligence on 100% of our relevant suppliers by 2030
- Evaluate the expansion of ESG requirements in100% of strategic categories hiring
- Establish that 70% of relevant suppliers have their emissions inventory (GHG) published




Petrobras
conexões
para inovação

PETROBRAS

PROGRAM OF OPEN INNOVATION

- Accelerate Innovation at Petrobras
- Integration with the Innovation Ecosystem
- Establish New Partnerships
- Development of New Technologies

PETROBRAS

Petrobras conexões para inovação

Technological Orders

Joint development with supply already pre-established

Acquisition of solutions

Search for start-ups and other innovative companies that present solutions already validated or being validated in the market

Startups

Search for innovative solutions with startups from different segments


Petrobras conexões para inovação

Technological Partnerships

Partnerships with universities, companies and science and technological institutions from Brazil and abroad

Open Lab

Software development in open source

Residents

To attract professionals and accelerate the learning curve

Technological Transfers

Licensing of technologies to use third parties in our business


2024_2028+
Strategic Plan
New
MOVE
MENtS
PETROBRAS 70 years